UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Sprinklr, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00003 per share

(Title of Class of Securities)

85208T107

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: specificity

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85208T107

1.	Name of Reporting Person H&F Corporate Investors IX, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 59,503,461
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 59,503,461
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,503,461
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 38.1%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 85208T107

1.	Name of Reporting Person Hellman & Friedman Investors IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 59,503,461
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 59,503,461
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,503,461
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 38.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 85208T107

1.	Name of Reporting Person Hellman & Friedman Capital Partners IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 59,503,461
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 59,503,461
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,503,461
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 38.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 85208T107

1.	Name of Reporting Person H&F Splash Holdings IX GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 59,503,461
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 59,503,461
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,503,461
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 38.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 85208T107

1.	Name of Reporting Person H&F Splash Holdings IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 59,503,461
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 59,503,461
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,503,461
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 38.1%
12.	Type of Reporting Person (See Instructions) PN

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of Class A common stock, par value $0.00003 per share (“Class A Common Stock”), of Sprinklr, Inc. (the “Issuer”).

Item 1.

(a) Name of Issuer:

Sprinklr, Inc.

(b) Address of Issuer’s Principal Executive Offices:

29 West 35th Street

New York, NY 10001

Item 2.

(a) Name of Person Filing:

H&F Splash Holdings IX, L.P. (“H&F Splash Holdings IX”)

H&F Splash Holdings IX GP, LLC (“GPLLC”)

Hellman & Friedman Capital Partners IX, L.P. (“HFCP IX”)

Hellman & Friedman Investors IX, L.P. (“H&F Investors IX”)

H&F Corporate Investors IX, Ltd. (“H&F IX”)

(b) Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing:

415 Mission Street, Suite 5700

San Francisco, CA 94105

(c) Citizenship:

See Item 4 of each cover page.

(d) Title of Class of Securities:

Class A common stock, par value $0.00003 per share.

(e) CUSIP Number:

85208T107

Item 3.

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

See Item 9 of each cover page.

H&F Splash Holdings IX directly holds 1,413,501 shares of Class A Common Stock and 55,589,960 shares of Class B common stock, par value $0.00003 per share (the “Class B Common Stock”), and 2,500,000 warrants to purchase shares of Class B Common Stock, for a total exposure to 59,503,461 shares of common stock of the Issuer.

The Reporting Persons beneficially own an aggregate of 59,503,461 shares of Class A Common Stock, representing approximately 38.1% of the outstanding shares of Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Class A Common Stock is entitled to one vote per share and Class B Common Stock is entitled to ten votes per share. Class A Common Stock and Class B Common Stock, together with warrants to purchase Class B Common Stock held by the Reporting Persons equals 23.1% of the total common stock of the Issuer, assuming such warrants were exercised.

The ownership percentages are calculated based upon 98,284,905 shares of Class A Common Stock of the Issuer outstanding as of December 6, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on December 10, 2021, plus shares of Class B Common Stock convertible and warrants exercisable at any time at the option of H&F Splash Holdings IX.

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Additionally, each share of Class B Common Stock will, subject to certain exceptions, convert automatically into one share of Class A Common Stock upon any transfer and will convert automatically following the final conversion date, defined as the first trading day on or after the date on which the outstanding shares of Class B Common Stock represent less than 5.0% of the then outstanding Class A Common Stock and Class B Common Stock subject to certain timing criteria.

The general partner of H&F Splash Holdings IX is GPLLC. The controlling member of GPLLC is HFCP IX. The general partner of HFCP IX is H&F Investors IX. The general partner of H&F Investors IX is H&F Corporate Investors IX, Ltd. A three member board of directors of H&F Corporate Investors IX, Ltd. has investment discretion over the shares held by H&F Splash Holdings IX. Each of the members of the boards of directors disclaims beneficial ownership of such shares.

(b) Percent of class:

See Item 4(a) above.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated February 11, 2022

H&F CORPORATE INVESTORS IX, LTD.

By:	/s/ Tarim Wasim
Name:	Tarim Wasim
Title:	Vice President

HELLMAN & FRIEDMAN INVESTORS IX, L.P.
By:	H&F Corporate Investors IX, Ltd., its general partner

By:	/s/ Tarim Wasim
Name:	Tarim Wasim
Title:	Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS IX, L.P.
By:	Hellman & Friedman Investors IX, L.P., its general partner
By:	H&F Corporate Investors IX, Ltd., its general partner

By:	/s/ Tarim Wasim
Name:	Tarim Wasim
Title:	Vice President

H&F SPLASH HOLDINGS IX GP, LLC
By:	Hellman & Friedman Capital Partners IX, L.P., its controlling member
By:	Hellman & Friedman Investors IX, L.P., its general partner
By:	H&F Corporate Investors IX, Ltd., its general partner

By:	/s/ Tarim Wasim
Name:	Tarim Wasim
Title:	Vice President

H&F SPLASH HOLDINGS IX, L.P.
By:	H&F Splash Holdings IX GP, LLC, its general partner
By:	Hellman & Friedman Capital Partners IX, L.P., its controlling member
By:	Hellman & Friedman Investors IX, L.P., its general partner
By: H&F Corporate Investors IX, Ltd., its general partner

By:	/s/ Tarim Wasim
Name:	Tarim Wasim
Title:	Vice President

EXHIBIT INDEX

Exhibit Number	Title

1	Joint Filing Agreement dated February 11, 2022